SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Hawthorne Financial Corporation
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

420542102
(Cusip Number)

W. Robert Cotham
201 Main Street, Suite 2600
Fort Worth, Texas 76102
(817) 390-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 475,896 shares, which constitutes approximately 7.7% of the 6,163,722 shares deemed outstanding pursuant to Rule 13d-3(D)(1).  Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 5,687,826 shares outstanding.


1.     Name of Reporting Person:

        TF Investors, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /    /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00-Partnership Contributions

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Delaware

                      7.     Sole Voting Power: -0-
Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: -0-
Person
With
                     10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: PN


1.     Name of Reporting Person:

        FW Trinity Limited Investors, L.P.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /    /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00-Partnership Contributions

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                      7.     Sole Voting Power: -0-
Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With
                    10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11): 0.0%

14.     Type of Reporting Person: PN


1.     Name of Reporting Person:

        The Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /    /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00 - Trust Funds

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                      7.     Sole Voting Power: -0-
Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With
                    10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          122,294 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11): 2.1% (2)

14.     Type of Reporting Person: 00 - Trust
----------
(1)     Represents shares of the Stock that may be acquired upon exercise of warrants.
(2)     Assumes, pursuant to Rule 13d-3(D)(1)(i), that there are 5,810,120 shares of the Stock outstanding.


1.     Name of Reporting Person:

        Sid R. Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00-Trust Funds

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                      7.     Sole Voting Power: -0-
Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With
                    10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          176,801 (1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11): 3.0% (3)

14.     Type of Reporting Person: 00-Trust
----------
(1)     One of the trustees and the sole trustor of Sid R. Bass Management Trust is Sid R. Bass.
(2)     Represents shares of the Stock that may be acquired upon exercise of warrants.
(3)     Assumes, pursuant to Rule 13d-3(D)(1)(i), that there are 5,864,627 shares of the Stock outstanding.


1.     Name of Reporting Person:

         Sid R. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /     /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: USA

                      7.     Sole Voting Power: -0-
Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With
                    10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          176,801 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11): 3.0% (2)

14.     Type of Reporting Person: IN
----------
(1)     Solely in his capacity as sole trustor of Sid R. Bass Management Trust with respect to 176,801 shares of the Stock that may be acquired upon exercise of warrants.
(2) Assumes, pursuant to Rule 13d-3(D)(1)(i), that there are 5,864,627 shares of the Stock outstanding.


1.     Name of Reporting Person:

        Lee M. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /    /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: USA

                      7.     Sole Voting Power: -0-
Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With
                    10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           176,801 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11): 3.0% (2)

14.     Type of Reporting Person: IN
----------
(1)     Represents shares of the Stock that may be acquired upon exercise of warrants.
(2)     Assumes, pursuant to Rule 13d-3(D)(1)(i), that there are 5,864,627 shares of the Stock outstanding.


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 8, 1998, as amended by Amendment No. 1 dated October 12, 1998, as amended by Amendment No. 2 dated October 8, 1999, as amended by Amendment No. 3 dated December 3, 1999 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Stock"), of Hawthorne Financial Corporation (the "Issuer").

Item 2.     IDENTITY AND BACKGROUND.

Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

For purposes of this and future filings, Alaska shall no longer be a Reporting Person. For purposes of future filings, TF Investors and FW Trinity shall no longer be Reporting Persons.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Persons

TF Investors

TF Investors is not the beneficial owner of any of the outstanding shares of the Stock.

FW Trinity

FW Trinity is not the beneficial owner of any of the outstanding shares of the Stock.

BMT

The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 122,294, which constitutes approximately 2.1% of the 5,810,120 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i).

SRBMT

The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 176,801, which constitutes approximately 3.0% of the 5,864,627 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i).

SRB

Because of his position as sole trustor of SRBMT, the aggregate number of shares of the Stock that SRB owns beneficially, pursuant to Rule 13d-3 of the Act, is 176,801, which constitutes approximately 3.0% of the 5,864,627 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i).

LMB

The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 176,801, which constitutes approximately 3.0% of the 5,864,627 shares of the Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i).

Controlling Persons

TCM

TCM, the sole general partner of TF Investors, is not the beneficial owner of any of the outstanding shares of the Stock.

WPH

As (i) the President and sole stockholder of TCM, which is the sole general partner of TF Investors and (ii) President and stockholder of TF-FW, which is the sole general partner of FW Trinity, WPH is not the beneficial owner of any of the outstanding shares of the Stock.

TF-FW

TF-FW, the sole general partner of FW Trinity, is not the beneficial owner of any of the outstanding shares of the Stock.

PS

As a stockholder of TF-FW, which is the sole general partner of FW Trinity, PS is not the beneficial owner of any of the outstanding shares of the Stock.

PRB

Because of his positions as sole trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 122,294 shares of the Stock, which constitutes approximately 2.1% of the 5,810,120 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(D)(1)(i).

NLB

Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 122,294 shares of the Stock, which constitutes approximately 2.1% of the 5,810,120 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(D)(1)(i).

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

Reporting Persons

TF Investors

TF Investors has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

FW Trinity

FW Trinity has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

BMT

BMT has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SRBMT

SRBMT has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SRB

SRB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

LMB

LMB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

TCM

TCM has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

WPH

WPH has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

TF-FW

TF-FW has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

PS

PS has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

PRB

PRB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

NLB

NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

(c)  On June 17, 2002, the Reporting Persons sold shares of the Stock to the Issuer at a price of $29.09 per share in a private transaction as follows:

NAME	NO. OF SHARES SOLD
TF Investors	3,574
FW Trinity	45,723
BMT	150,235 *
SRBMT	102,331 *
SRB	47,903
LMB	150,234 *

*An aggregate of 314,978 shares of the Stock sold by BMT, SRBMT and LMB represent shares to be acquired by them prior to closing upon the exercise of warrants with an exercise price of $2.128 per share, as described in the Stock Repurchase Agreement referenced in Item 6 below.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

(d)     Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

(e)     Not Applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended by adding at the end thereof the following:

     The transactions described in Item 5(c) above were effected pursuant to a Stock Repurchase Agreement by and among the Reporting Persons and the Issuer, a copy of which is attached hereto as Exhibit 99.5 and is incorporated herein in its entirety by this reference.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

Exhibit 99.2 --      Registration Rights Agreement dated October 11, 1995  (previously incorporated by reference to Exhibit 1 to the Issuer's Form 8-K dated February 7, 1996).

Exhibit 99.3 --     Form of Warrant dated December 12, 1995 (previously incorporated by reference to Exhibit 1 to the Issuer's Form 8-K dated February 7, 1996).

Exhibit 99.4 -- Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

Exhibit 99.5 -- Stock Repurchase Agreement between the Reporting Persons and the Issuer, effective June 17, 2002, filed herewith.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   June 19, 2002

TF INVESTORS, L.P.,
a Delaware limited partnership

By:  Trinity Capital Management, Inc.,
a Delaware corporation,
General Partner

By: /s/ W. R. Cotham
   W. R. Cotham, Vice President

FW TRINITY LIMITED INVESTORS, L.P.,
a Texas limited partnership

By:  TF-FW Investors, Inc.,
     a Texas corporation,
     General Partner

By: /s/ W. R. Cotham
    W. R. Cotham, Vice President

/s/ William P. Hallman, Jr.
William P. Hallman, Jr.,
Attorney-in-Fact for:

THE BASS MANAGEMENT TRUST (1)
SID R. BASS MANAGEMENT TRUST (2)
SID R. BASS (3)
LEE M. BASS (4)

(1)     A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2)     A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3)     A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(4)     A Power of Attorney authorizing William P. Hallman, Jr., et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1      Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.2     Registration Rights Agreement dated October 11, 1995  (previously incorporated by reference to Exhibit 1 to the Issuer's Form 8-K dated February 7, 1996).

  99.3     Form of Warrant dated December 12, 1995 (previously incorporated by reference to Exhibit 1 to the Issuer's Form 8-K dated February 7, 1996).

  99.4     Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.5     Stock Repurchase Agreement between the Reporting Persons and the Issuer, effective June 17, 2002, filed herewith.